Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 12, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.                                       A news release dated November 2, 2006 entitled ‘Vodafone Appoints EDS and IBM in Global IT Outsourcing Deal’

2.                                       A news release dated November 6, 2006 entitled ‘Vodafone Signs New Terminal Platform Agreement with Microsoft’

3.                                       A news release dated November 9, 2006 entitled Vodafone to Realise cost Savings Earlier Than Forecast from Consolidation of European Data Centres’

4.                                       A news release dated November 14, 2006 entitled ‘Vodafone and Yahoo! To Launch Advertising on Mobile Devices’

5.                                       Stock Exchange Announcement dated October 26, 2006 entitled ‘Transaction in Own Securities’

6.                                       Stock Exchange Announcement dated November 1, 2006 entitled ‘Transaction in Own Securities’

7.                                       Stock Exchange Announcement dated November 2, 2006 entitled ‘Transaction in Own Securities’

8.                                       Stock Exchange Announcement dated November 3, 2006 entitled ‘Transaction in Own Securities’

9.                                       Stock Exchange Announcement dated November 6, 2006 entitled ‘Transaction in Own Securities’

10.                                 Stock Exchange Announcement dated November 7, 2006 entitled ‘Transaction in Own Securities’

11.                                 Stock Exchange Announcement dated November 8, 2006 entitled ‘Transaction in Own Securities’

12.                                 Stock Exchange Announcement dated November 9, 2006 entitled ‘Transaction in Own Securities’

13.                                 Stock Exchange Announcement dated November 10, 2006 entitled ‘Transaction in Own Securities’

14.                                 Stock Exchange Announcement dated November 13, 2006 entitled ‘Vodafone Group Plc Director Declaration’

15.                                 Stock Exchange Announcement dated November 13, 2006 entitled ‘Transaction in Own Securities’

16.                                 Stock Exchange Announcement dated November 14, 2006 entitled ‘Transaction in Own Securities’

17.                                 Stock Exchange Announcement dated November 15, 2006 entitled ‘Transaction in Own Securities’

18.                                 Stock Exchange Announcement dated November 15, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

19.                                 Stock Exchange Announcement dated November 17, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

20.                                 Stock Exchange Announcement dated November 17, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

21.                                 Stock Exchange Announcement dated November 17, 2006 entitled ‘Transaction in Own Securities’

22.                                 Stock Exchange Announcement dated November 21, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

23.                                 Stock Exchange Announcement dated November 29, 2006 entitled ‘Transaction in Own Securities’

24.                                 Stock Exchange Announcement dated November 30, 2006 entitled ‘Transaction in Own Securities’

25.                                 Stock Exchange Announcement dated November 30, 2006 entitled ‘Notification of Major Interests in Shares’

2 November 2006

VODAFONE APPOINTS EDS AND IBM IN GLOBAL IT OUTSOURCING DEAL

Vodafone has today agreed the terms under which EDS and IBM will manage its application development and maintenance services in a global IT outsourcing deal. The move forms part of Vodafone’s strategic commitment to reduce costs while leveraging its regional scale.

Vodafone’s operating companies in Germany, the UK, Hungary and the Netherlands will work with EDS as their outsourcing partner. Vodafone’s operating companies in Spain, the Czech Republic, Australia, New Zealand, Portugal, Ireland, Greece, and, subject to board approval, Italy, will work with IBM as their outsourcing partner. Each contract is set to run for seven years with Vodafone retaining the right to bring it to a close earlier if required.

“We are confident that our chosen outsourcing partners will not only deliver cost savings, but also an enhanced service,” said Steve Pusey, Chief Technology Officer, for Vodafone Group. “We look forward to a longstanding and productive partnership with both of them.”

Each outsourcing partner will provide application development and maintenance services for key IT systems. Vodafone will retain full strategic control of the initiative, which focuses on writing code for and maintaining systems such as billing and Customer Relationship Management applications.

Vodafone expects that the first wave of Vodafone operating companies will begin to adopt the new arrangements from early 2007, with the others following suit throughout the rest of 2007.

“We are pleased to have been selected by Vodafone to manage its applications development and maintenance in Northern Europe,” said Bill Thomas, vice president and general manager, EDS EMEA. “By applying our applications expertise and leveraging our global operations we will assist Vodafone in the delivery of its strategic commitment to reduce costs while developing new services. We are committed to delivering an outstanding service.”

“With this agreement, IBM will help Vodafone to focus on its core business,” says Mike Hill, General Manager, Global Telecommunications Industry for IBM.  ”IBM’s extensive telecommunications industry knowledge and experience will also help Vodafone to accelerate its business transformation programme, drive down costs and increase innovation to deliver competitive advantage.”

As previously announced, Vodafone has identified the potential to reduce unit costs by 25 to 30 percent within three to five years. Activity levels on application development and maintenance during the last financial year resulted in a spend of around £560 million. Under these deals, the number of application development and maintenance suppliers currently used by the Group is expected to be rationalised by the two partners, bringing greater economies of scale. The Group also anticipates that the initiative will result in improvements to the quality of software produced, as well as greater flexibility, leading to the faster roll out of more varied services to customers.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

CAUTIONARY STATEMENT

This press release contains “forward-looking statements” with respect to Vodafone’s anticipated benefits, including anticipated cost savings, from the global IT outsourcing deal described above. By their nature, they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following:  failure by any of the Operating Companies to conclude negotiations, finalise and enter into contracts with one or both outsourcing partners; slower than anticipated roll out of the outsourcing arrangements; failure by the outsourcing partners to perform as expected under the outsourcing arrangements; changes in the scope of the work outsourced; slower than anticipated transfer of certain activities to the partners; changes in the number of staff expected to transfer to the outsourcing partners; changes in Vodafone’s IT systems; higher than anticipated costs to be incurred by Vodafone under the outsourcing arrangements; and the impact of exchange rate fluctuations on the cost of the services to the Group. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Trends and Outlook-Risk Factors” in the Group’s Annual Report for the financial year ended 31 March 2006. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

6 November 2006

VODAFONE SIGNS NEW TERMINAL PLATFORM AGREEMENT WITH MICROSOFT

Microsoft forms a key part of Vodafone’s three-platform strategy to reduce operational costs while improving services to customers

Vodafone has signed an agreement with Microsoft to develop software to enable the speedy and cost-effective roll out of new services on mobile phones.

Under the terms of the agreement, Vodafone and Microsoft will work in close co-operation aiming to ensure that Vodafone applications and services are tightly integrated with a Windows Mobile experience, resulting in improved mobile phone functionality as well as an enhanced mobile experience for customers. The Microsoft platform will complement Vodafone’s existing terminal platform* portfolio.

As the platform proposal with Windows Mobile embraces the wider Microsoft developer community, Vodafone anticipates an increase in the breadth of applications and content created for mobile phones. The partnership will also enable Vodafone to access Microsoft’s considerable expertise to help speed up convergence between mobile devices and computers. Additionally, it is expected to reduce time to market for new products and encourage customers to new services.

“We believe that the collaboration between Microsoft Windows Mobile and Vodafone live!  will deliver a compelling and unique new alternative in the consumer mobile market,” said Jens Schulte-Bockum, Vodafone’s Global Director of Terminals.

“We are very pleased with Vodafone’s decision to adopt Windows Mobile as a preferred software platform for its mobile business,” said Suzan DelBene, Corporate Vice President of Marketing, Mobile and Embedded Devices Division, Microsoft. “Together we will deliver services which we expect will help Vodafone achieve cost-efficiencies, while delivering new propositions to its customers, thus making Windows Mobile an even more compelling platform.”

The deal forms part of Vodafone’s wider strategy of streamlining its current platform portfolio to deliver greater cost efficiencies across the Group. Over the next five years, Vodafone expects to focus on supporting three standard terminal platforms across its portfolio of mobile phones: Microsoft Windows Mobile, Symbian/S60 and Linux. The first device to use the software produced under the agreement is planned to be with Samsung and is expected to launch in the first half of 2007.

“Samsung has been proactively cooperating with Vodafone and Microsoft to enrich customers’ mobile experience,” said Chulhwan Lee, Senior Vice President of Samsung’s Mobile R&D Team. “Through this cooperation, we hope to provide customers with strong PC connectivity and rich multimedia features that are easy to use, and cost-competitive.”

“By focusing on these three core terminal platforms, Vodafone expects to be able to reap the benefits of a range of efficiencies such as reduced handset development costs, as well as the quicker and more cost effective roll out of new services,” added Schulte-Bockum. “This initiative aims to ensure that we do not have to create a different set of software to provide services on a wide range of platforms, so that our customers benefit from enhanced yet simple-to-use services and lower costs.”

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

* EDITOR’S NOTE: A terminal platform is a package of software for phones that supports key functionality such as the user interface, core applications and other services. The terminal platforms govern the look and feel of the phones through the user interface, the core applications as well as the middleware and operating system.

© Vodafone Group 2006. VODAFONE, the Vodafone logos and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

9 November 2006

VODAFONE TO REALISE COST SAVINGS EARLIER THAN FORECAST FROM CONSOLIDATION OF EUROPEAN DATA CENTRES

Vodafone has successfully completed the principal part of the integration of its European data centres into central hubs, deploying state-of-the-art technology. This initiative will deliver considerable cost efficiencies across the Group through the significant reduction of the total number of data centres.

Under the initiative, data centres from Vodafone’s Northern European operating companies have been integrated into a hub based in Germany, while data centres from the Southern European companies have been centralised in Italy. The German data hub will also manage a third data centre in Ireland that will support the local operation. This phased programme of migration will be completed when the UK finalises its data centre consolidation which is expected within the next 12-18 months.

By consolidating its data centres, Vodafone will benefit from improved economies of scale in purchasing IT equipment, reduced duplication and the more efficient use of servers. This will result in improved operational efficiencies and lower running costs in line with the Group strategy of reducing overheads through shared services.

As previously announced, the regional consolidation of Vodafone’s IT operations is expected to deliver savings of 25 to 30 percent. However, Vodafone now expects to see these savings within two to three years, six months earlier than the three to five years previously predicted in May 2006. During the last financial year, the annual spend of the European IT operations combined opex and capex was approximately £320million.

“Bringing together our European IT operations to create central hubs is an important part of our commitment to leverage the Group’s global scale,” said Steve Pusey, Chief Technology Officer for Vodafone Group. “The initiative is already realising significant benefits to the Group and the operation is delivering on its ambition to be best in class. Service levels are improving and by capitalising on the economies of scale we are able to reduce our costs.”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

CAUTIONARY STATEMENT

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, in particular with respect to increased operating efficiencies and potential cost and other savings for the Group resulting from the centralisation of its European data centres. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: changes in economic or political conditions in the Group’s European markets; operational problems at the Group’s newly integrated hubs; the development and use of new technology; exchange rate fluctuations; the ability of the Group to negotiate improved pricing arrangements with its external suppliers; and other unforeseen factors such as a delay in completing the centralisation of the UK data centre. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Trends and Outlook-Risk Factors” in the Group’s Annual Report for the financial year ended 31 March 2006. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

14 November 2006

VODAFONE AND YAHOO! TO LAUNCH ADVERTISING ON MOBILE DEVICES

Industry leaders to pioneer display mobile advertising for customers in the UK

Vodafone and Yahoo! have formed a strategic alliance to pool their expertise to create an innovative mobile advertising business that will enhance the customer experience on mobile phones while providing both companies with a new revenue stream.

Yahoo! will become Vodafone’s exclusive display advertising partner in the UK. Yahoo! will use the latest technology to provide a variety of mobile advertising formats across Vodafone’s rich and varied content services. Yahoo!’s sales force and technology team will work with Vodafone to derive benefit from mobile’s unique advertising opportunities while delivering the best possible experience for both consumers and advertisers. Vodafone and Yahoo! intend to roll out the initiative in the UK in the first half of 2007.

Under the plans, customers who agree to accept carefully targeted display advertisements can expect to enjoy savings on certain Vodafone services. This proposition could extend to key Vodafone mobile assets including the Vodafone live! portal, games, television and picture messaging services.

Nick Read, chief executive of Vodafone UK said: “Since we announced our intention to develop revenue from mobile advertising as part of our mobile plus strategy unveiled in May, we have carried out extensive customer trials. We will now use the experience to determine with Yahoo! how best to ensure customers, who choose to receive targeted messages, get better value as well as a richer mobile experience. This will also ensure that advertisers are given a compelling proposition.”

Marco Boerries, senior vice president of Yahoo! said: “This partnership demonstrates Yahoo!’s continued focus on extending our leadership in display advertising across multiple platforms. We are excited to work with a global leader such as Vodafone to help us define the emerging world of mobile advertising and create superior experiences that deliver the most value to advertisers and mobile users alike.”

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For further information:

Vodafone Group

Media Relations

Telephone: +44 (0) 1635 664444

Investor Relations

Telephone: +44 (0) 1635 664447

Yahoo! Inc.

Claire O’Sullivan, Porter Novelli

Telephone:            +44 (0)207 853 2222

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 27 countries across 5 continents with 186.8 million proportionate customers worldwide as at 30 June 2006 as well as 33 partner networks. For further information, please visit www.vodafone.com

© Vodafone Group 2006. VODAFONE, the Vodafone logos and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

About Yahoo!

Yahoo! Inc. is a leading global Internet brand and one of the most trafficked Internet destinations worldwide. Yahoo! seeks to provide online products and services essential to users’ lives, and offers a full range of tools and marketing solutions for businesses to connect with Internet users around the world. Yahoo! is headquartered in Sunnyvale, California.

Yahoo! and the Yahoo! logos are trademarks and/or registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 October 2006

Number of ordinary shares transferred:	320

Highest transfer price per share:	129.5p

Lowest transfer price per share:	129.5p

Following the above transfer, Vodafone holds 5,318,915,460 of its ordinary shares in treasury and has 52,691,164,922  ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	31 October 2006

Number of ordinary shares transferred:	2,044,983

Highest transfer price per share:	134.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,315,144,502 of its ordinary shares in treasury and has 52,696,204,382 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 November 2006

Number of ordinary shares transferred:	6,062,056

Highest transfer price per share:	134.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,309,082,446 of its ordinary shares in treasury and has 52,705,531,252 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 November 2006

Number of ordinary shares transferred:	57,057

Highest transfer price per share:	135p

Lowest transfer price per share:	134.25p

Following the above transfer, Vodafone holds 5,309,025,389 of its ordinary shares in treasury and has 52,705,648,181 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 November 2006

Number of ordinary shares transferred:	568,534

Highest transfer price per share:	135.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,308,456,855 of its ordinary shares in treasury and has 52,706,887,165 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 November 2006

Number of ordinary shares transferred:	329,653

Highest transfer price per share:	135.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,308,127,202 of its ordinary shares in treasury and has 52,708,642,063 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 November 2006

Number of ordinary shares transferred:	346,103

Highest transfer price per share:	135.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,307,781,099 of its ordinary shares in treasury and has 52,709,082,175 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 November 2006

Number of ordinary shares transferred:	539,388

Highest transfer price per share:	134.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,307,241,711 of its ordinary shares in treasury and has 52,709,803,586 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 November 2006

Number of ordinary shares transferred:	489,676

Highest transfer price per share:	134.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,306,752,035 of its ordinary shares in treasury and has 52,710,386,401 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Following the announcement on 7 November 2006 of the appointments of Nicholas Charles Edward Land and Alan Wayne Jebson as Non-Executive Directors of the Company with effect from 1 December 2006, the following information is given in accordance with paragraph 9.6.13 of the Listing Rules.

Nick Land’s directorships in publicly quoted companies in the past five years are:

Name of Company	Date of appointment
Royal Dutch Shell plc	1 July 2006
Ashmore Group plc	3 July 2006
BBA Group plc	1 August 2006

Alan Jebson has held directorships in the following publicly quoted companies in the past five years:

Name of Company	Date of appointment	Date of Resignation
HSBC Holdings PLC	1 January 2000	26 May 2006

There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Listing Rules.

The Company has been advised that neither Nick Land nor Alan Jebson has any beneficial interest in the shares of the Company.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 November 2006

Number of ordinary shares transferred:	348,206

Highest transfer price per share:	133p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,306,403,829 of its ordinary shares in treasury and has 52,710,952,600 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 November 2006

Number of ordinary shares transferred:	942,622

Highest transfer price per share:	134p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,305,461,207 of its ordinary shares in treasury and has 52,711,926,335 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 November 2006

Number of ordinary shares transferred:	1,936,184

Highest transfer price per share:	134.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,303,525,023 of its ordinary shares in treasury and has 52,714,184,797 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1) of the Disclosure Rules sourcebook, I have to inform you of the following changes in share interests of a Director of the Company as a result of the conditional award of performance shares and the conditional grant of share options. The vesting of the award and grant is dependent upon the achievement of performance conditions and continued employment:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	Award of performance shares(1)	Grant of share options (2)
Vittorio Colao
	1,073,465	3,472,975

(1)                                  A conditional award of shares was made on 15 November 2006 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan. The vesting of this award is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is comparative total shareholder return (TSR). The TSR of Vodafone Group Plc over the three year performance period 2006-2009 is compared to that of other constituent companies of the FTSE Global Telecommunications index and companies are ranked by reference to their relative TSR performance. If Vodafone’s TSR performance is such as to position it in the top half of the performance ranking of the constituent companies, all or some of the shares comprised in the award will vest. The vesting schedule provides that 25% of the award will vest for median performance, rising to full vesting if the Company’s performance is within the top 20% of companies in the index.

(2)                                  The options were granted on 15 November 2006 by the Company in accordance with the Vodafone Global Incentive Plan and with the Company’s policy on long-term incentives that has been approved by shareholders. The options will be exercisable at a price per share of 135.50p which is the London Stock Exchange closing price per share on 14 November 2006. The options will be exercisable subject to continued employment with the Vodafone Group and the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is that compound growth in adjusted earnings per share over the three-year performance period must exceed at least 5% per annum. If the compound growth is 5% per annum, 25% of the option will vest rising to full vesting if compound growth is 10% per annum. To the extent that vesting is not achieved after three years, the options will lapse. The options are normally exercisable at any time between 3 and 10 years from the date of grant.

S R Scott

Group General Counsel and Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 November 2006 by HBOS Employee Equity Solutions that on 10 November 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 135p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	186
Alan Paul Harper	186
Stephen Roy Scott	186
Paul Michael Donovan	186

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised today that on 16 November 2006, Stephen Roy Scott, a person discharging managerial responsibility, exercised an option over 803,092 ordinary shares of US$0.11 3/7 each at an option price of 97p per share. 661,257 shares were subsequently sold at a price of £1.39 and the remaining 141,835 shares transferred to Carol Ann Scott, a connected person of Mr Scott. Mr Scott also exercised an option granted under the Group’s Sharesave scheme over 7,972 ordinary shares of US$0.11 3/7 each at an option price of £1.27 per share. All 7,972 shares have been retained.

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 November 2006

Number of ordinary shares transferred:	1,547,123

Highest transfer price per share:	136p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,300,460,079 of its ordinary shares in treasury and has 52,720,579,057 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised today that on 17 November 2006 Dr J B Clark, a person discharging managerial responsibility, sold 241,406 ordinary shares of US$0.11 3/7 each in the Company at 139p each.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 November 2006

Number of ordinary shares transferred:	298,365

Highest transfer price per share:	135.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,298,464,878 of its ordinary shares in treasury and has 52,732,943,967 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 November 2006

Number of ordinary shares transferred:	280,389

Highest transfer price per share:	135.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,298,184,489 of its ordinary shares in treasury and has 52,733,258,161 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company was notified on 30 November 2006 that on 28 November 2006. The Capital Group Companies, Inc., including its affiliates Capital Research and Management Company, Capital International SA, Capital International Inc., Capital International Limited and Capital Guardian Trust Company, had holdings forming part of funds managed on behalf of investment clients in 2,625,033,450 ordinary shares of US$0.10 each in the capital of the Company, representing 4.978 per cent of the issued ordinary share capital of the Company. Set out below is a list of registered holders as notified by The Capital Group Companies, Inc. and their respective holdings in the Company.

Holdings by Management Companies and Fund	Number of Shares	Per cent of Outstanding

Capital Guardian Trust Company	637,540,254	1.209%
Capital International Limited	595,474,204	1.129%
Capital International SA	135,292,478	0.257%
Capital International Inc.	146,471,134	0.278%
Capital Research and Management Company	1,110,255,380	2.105%

Stephen Scott

Group General Counsel & Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 12, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary